

June 13, 2013

Via E-mail
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

> **Re:** **Black Hills Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 1-31303**

Dear Mr. Cleberg:

We have reviewed your filing and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Summary of Oil and Gas Reserve Data, page 36

Proved Reserves, page 38

1.   In comparing the disclosure on pages 38 and 174 to the reserves report filed as Exhibit 99, it appears that you have included the net quantities classified as proved developed non-producing in the Exhibit as proved undeveloped reserves on pages 38 and 174. Please revise or advise.

2.   Revise the tables on pages 38 through 40 and elsewhere on pages 86 and 174 through 175 to present natural gas liquid reserves. See FASB ASC paragraph 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids. In that

regard, the staff views natural gas liquids as a separate product type under Item
1202(a)(1) and (2) of Regulation S-K.

Production Volumes, page 41

3.   We note your disclosure with respect to the net quantities of natural gas liquids (NGLs)
        production is presented variously as equivalent gas volumes on page 41, as production
        excluding NGLs on pages 39 through 40 and 174 and as separate quantities of NGLs on
        page 85. As Item 1204(a) of Regulation S-K requires disclosure by final product sold of
        oil, gas, and other products, please advise or revise your disclosure relating to NGL
        production volumes to be on a consistent basis throughout your filing.

4.   Please advise or expand your disclosure of production on page 41 to comply with the
        requirements set forth in Item 1204(a) of Regulation S-K to provide disclosure for each
        field that contains 15% or more of the Company's total proved reserves.

Other Information, page 42

5.   We note your disclosure on page 85 of the average price received per gallon of natural
        gas liquids (NGLs) sold. Please advise or expand your disclosure of the average
        wellhead prices used in the determination of the reserves provided on page 42 to include
        the price for NGLs.

Oil and Gas Reserves (Unaudited), page 173

Reserves, page 173

6.   We note the following from your disclosure:

        • On page 175 you disclose that you invested $5.7 million to develop PUD
          locations in 2012; however, the table on that page indicates $4.9 million of future
          development costs were incurred for PUD locations.

        • On page 175 your disclosure is limited to the 3 gross PUD locations drilled in the
          Williston Basin during 2012; however, the table on page 43 indicates that in
          addition to wells drilled in the Williston Basin during 2012, you also drilled
          productive development and exploratory wells in the Powder River and Piceance
          Basins.

        • On page 175 your disclosure is limited to the 1.4 Bcfe of proved reserves that you
          converted or added in the Williston basin; however, the table on page 39 discloses
          your total 2012 additions from extensions and discoveries were 5.6 Bcfe.

        Please advise or expand you disclosure to reconcile the difference in the capital amounts
        invested and the net reserve additions and changes relating to your drilling activities

during 2012 as required under Item 1203 of Regulation S-K and FASB ASC paragraph 932-235-50-5.

<u>Standardized Measure of Discounted Future Net Cash Flows, page 176</u>

7. Your disclosure of the standardized measure of discounted future net cash flows for each of the periods presented on page 176 does not appear to include the cost associated with the abandonment of your oil and gas assets as part of the future development costs. Please tell us how you have considered the inclusion of such costs in the preparation of the standardized measure relating to your proved oil and gas reserve quantities. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

<u>Exhibit 99</u>

8. We note the following:

    - The reserve report lacks a tabular grand summary of the reserve and income data relating to the summation of the individual reserve reports contained therein.

    - The reserve report addresses the evaluation of all interests for Black Hills Gas Exploration and Production, Inc.; however, Exhibit 21 does not list a subsidiary with this name as part of the Black Hills Corporation.

    - The net quantities of reserve and income data presented in the reserves report for the entity Black Hills Exploration and Production, Inc. do not correspond to the quantities attributed to Black Hills Exploration and Production, Inc. (BHEP) on page 36 and elsewhere on pages 120 and 173 of the filing.

    Please obtain and file an amended reserves report that addresses or clarifies each of these points as part of the requirements relating to the summary of the third party's conclusions under Item 1202(a)(8)(ix).

9. We note the operating income (BFIT) shown in the reserves report for the entity Black Hills Exploration and Production, Inc. includes revenue attributable to a 44.7% ownership of the Newcastle Gas Processing Plant. Please tell us what portion of the plant revenue is for processing gas owned by Black Hills Exploration and Production, Inc. to the Company's interest. Also quantify for us the net amounts of the proved reserves disclosed in the report attributable to Black Hills Exploration and Production, Inc. ownership in the Newcastle Gas Processing Plant.

10. Please tell us if any of the natural gas or oil reserve quantities presented in the reserves reports include natural gas liquid reserves (NGLs) and if so, how you have considered the requirements contained in FASB ASC paragraph 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids.

11.   We note several references in each of the reserve reports to additional information that are not included in Exhibit 99 such as:

- "The detailed forecasts of reserves and economics are presented in the attached tables. Tables I-Proved, I-PDP, I-PDNP and I-PUD are summaries of the reserves and associated economics by reserve category. Under tabs by reserve category, these tables are then presented along with corresponding Table II's, which are summaries of the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual wells in each Table I. These tables are sorted by state and then lease/well name."

- "Page 1 of the Appendix explains the type of data in these tables."

- "The methods employed in estimating reserves are described in page 2 of the Appendix."

- "The proved reserve classifications conform to criteria of the Securities and Exchange Commission as defined in pages 3-4 of the Appendix."

Please advise or obtain and file an amended Exhibit 99 to include the referenced information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant